ArcelorMittal

Third Supplemental Indenture

Dated as of August 5, 2010

U.S.$1,000,000,000 3.750% Notes due 2015

U.S.$1,000,000,000 5.250% Notes due 2020

U.S.$500,000,000 7.000% Notes due 2039

HSBC BANK USA, NATIONAL ASSOCIATION

Trustee

Supplement to Indenture dated as of May 20, 2009

providing for the issuance of

Debt Securities

THIRD SUPPLEMENTAL INDENTURE, dated as of August 5, 2010 (this “Third Supplemental Indenture”), between ArcelorMittal, a société anonyme incorporated under Luxembourg law (hereinafter called the “Company”), and HSBC Bank USA, National Association (hereinafter called the “Trustee”) under the Indenture, dated as of May 20, 2009 (the “Base Indenture”).

RECITALS:

WHEREAS, the Base Indenture provides for the issuance from time to time thereunder, in series, of Securities of the Company, and Section 3.01 thereof provides for the establishment of the terms of the Securities issued thereunder in or pursuant to a Board Resolution or established in one or more indentures supplement hereto;

WHEREAS, by means of the Second Supplemental Indenture, dated October 8, 2009, between the Company and the Trustee (the “Second Supplemental Indenture”), the Company created one series of debt Securities issued under the Indenture known as the Company’s 7.000% Notes due 2039 (the “Series 2039 Notes”) and issued U.S.$1,000,000,000 of the Series 2039 Notes on October 8, 2009;

WHEREAS, the Base Indenture, pursuant to Section 3.01, provides that a series may be reopened for issuances of additional Securities of such series; provided, that such additional Securities will be issued with no more than de minimis original issue discount for U.S. federal income tax purposes or be part of a qualified reopening for U.S. federal income tax purposes;

WHEREAS, the Base Indenture, pursuant to Section 9.01, provides that the Company and the Trustee may, without the consent of any Holder of Securities, at any time and from time to time, enter into one or more indentures supplemental thereto, in form satisfactory to the Trustee for any of the purposes provided in Section 9.01, including to provide for the issuance of additional Securities in accordance with the limitations set forth in the Base Indenture as of the date thereof;

WHEREAS, the Company desires by this Third Supplemental Indenture to create two new series of Securities to be issuable under the Base Indenture, as supplemented by this Third Supplemental Indenture, and to be known as the Company’s 3.750% Notes due 2015 (the “Series 2015 Notes”) and the Company’s 5.250% Notes due 2020 (the “Series 2020 Notes”), which are to be initially limited in aggregate principal amount as specified in this Third Supplemental Indenture and the terms and provisions of which are to be as specified in this Third Supplemental Indenture;

WHEREAS, the Company also desires by this Third Supplemental Indenture to issue Securities under the Base Indenture that shall constitute a reopening of the Series 2039 Notes, limited in aggregate principal amount as specified in this Third Supplemental Indenture and the terms and provisions of which are to be as specified in this Third Supplemental Indenture. The Series 2015 Notes, the Series 2020 Notes and the Series 2039 Notes offered hereby are collectively referred to as the “Notes”;

WHEREAS, the Company has delivered to the Trustee an Opinion of Counsel and an Officers’ Certificate pursuant to Sections 1.02 and 9.03 of the Base Indenture to the effect that all conditions precedent provided for in the Base Indenture relating to the Trustee’s execution and delivery of this Third Supplemental Indenture have been complied with and the execution of this Third Supplemental Indenture is permitted by the Base Indenture;

WHEREAS, the Company has requested that the Trustee execute and deliver this Third Supplemental Indenture and satisfy all requirements necessary to make this Third Supplemental Indenture a valid instrument in accordance with its terms, and all acts and things necessary have been done and performed to make this Third Supplemental Indenture enforceable in accordance with its terms, and the execution and delivery of this Third Supplemental Indenture has been duly authorized in all respects;

NOW, THEREFORE, the Company and the Trustee agree as follows:

ARTICLE I

DEFINITIONS; GENERAL

Section 1.1 Provisions of the Indenture.

Except insofar as herein otherwise expressly provided, all the definitions, provisions, terms and conditions of the Base Indenture and the Second Supplemental Indenture shall remain in full force and effect. The Base Indenture and the Second Supplemental Indenture, as amended and supplemented by this Third Supplemental Indenture, are in all respects ratified and confirmed, and the Base Indenture, the Second Supplemental Indenture and this Third Supplemental Indenture shall be read, taken and considered as one and the same instrument for all purposes.

Section 1.2 Definition of Terms.

For all purposes of this Third Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires (including for purposes of the Recitals):

(a) a term defined in the Base Indenture has the same meaning when used in this Third Supplemental Indenture unless otherwise specified herein;

(b) a term defined anywhere in this Third Supplemental Indenture has the same meaning throughout;

(c) the singular includes the plural and vice versa; and

(d) headings are for convenience of reference only and do not affect interpretation.

Section 1.3 General. The terms of this Third Supplemental Indenture shall apply to the Notes issued under the Base Indenture and shall not apply to any other series of Securities.

“Interest Period” means the period during which interest accrues from the Closing Date or, if interest has already been paid, from the date it was most recently paid.

“Substitute Rating Agency” means a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the United States Securities Exchange Act of 1934, as amended, selected by the Company (as certified by an Officer’s Certificate confirming the decision of the Board of Directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

ARTICLE II

GENERAL TERMS AND CONDITIONS OF THE NOTES

Section 2.1 Designation and Principal Amount.

There is hereby authorized and established two new series of Securities designated the “3.750% Notes due 2015”, initially limited to an aggregate principal amount of U.S.$1,000,000,000, and the “5.250% Notes due 2020”, initially limited to an aggregate principal amount of U.S.$1,000,000,000, which amounts shall be specified in the Company Order for the authentication and delivery of Notes pursuant to Section 3.03 of the Indenture. The Series 2015 Notes shall mature on August 5, 2015. The Series 2020 Notes shall mature on August 5, 2020.

The aggregate principal amount of the Series 2039 Notes is hereby increased by the aggregate principal amount of U.S.$500,000,000 to a total of U.S.$1,500,000,000, which increase shall be specified in the Company Order for the authentication and delivery of Notes pursuant to Section 3.03 of the Base Indenture. The Series 2039 Notes shall mature on October 15, 2039. The Series 2039 Notes issued hereby shall carry no right to interest paid on October 15, 2009 or April 15, 2010.

The Company may, from time to time and without the consent of the Holders, issue additional Series 2015 Notes, Series 2020 Notes or Series 2039 Notes on terms and conditions identical to those of the applicable series of Notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the applicable series of Notes.

Section 2.2 Forms Generally.

The Notes shall be in substantially the forms set forth in Exhibit A to this Third Supplemental Indenture.

ARTICLE III

PAYMENT OF ADDITIONAL INTEREST BASED ON RATING EVENTS

The interest rate payable on the Notes of each series will be subject to adjustments from time to time if either Moody’s or S&P or, in either case, any Substitute Rating Agency thereof downgrades (or subsequently upgrades) the debt rating assigned to the Notes of that series, in the manner described below. It shall be the obligation of the Company to promptly notify the Trustee of any change in interest rate payable on the Notes pursuant to this Article III. Such notice shall be by Officer’s Certificate, on which the Trustee shall conclusively rely. The Trustee shall have no obligation to monitor the debt rating assigned to any Notes or for the setting of interest rates applicable to any Notes.

If the rating from Moody’s (or any Substitute Rating Agency thereof) of the Notes of a series is decreased to a rating set forth in the immediately following table, the interest rate on the Notes of that series will increase such that it will equal the interest rate payable on the Notes of that series on the date of their issuance plus the percentage set forth opposite the ratings from the table below:

Moody’s Rating*	Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency.

If the rating from S&P (or any Substitute Rating Agency thereof) of the Notes of a series is decreased to a rating set forth in the immediately following table, the interest rate on the Notes of that series will increase such that it will equal the interest rate payable on the Notes of that series on the date of their issuance plus the percentage set forth opposite the ratings from the table below:

S&P Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency.

If at any time the interest rate on the Notes of a series has been adjusted upward and either Moody’s or S&P (or, in either case, a Substitute Rating Agency thereof), as the case may be, subsequently increases its rating of the Notes of that series to any of the threshold ratings set forth above, the interest rate on the Notes of that series will be decreased such that the interest rate for the Notes of that series equals the interest rate payable on the Notes of that series on the date of their issuance plus the percentages set forth opposite the ratings from the tables above in effect immediately following the increase. If Moody’s (or any Substitute Rating Agency thereof) subsequently increases its rating of the Notes of a series to Baa3 (or its equivalent, in the case of a Substitute Rating Agency) or higher, and S&P (or any Substitute Rating Agency thereof) increases its rating to BBB- (or its equivalent, in the case of a Substitute Rating Agency) or higher, the interest rate on the Notes of that series will be decreased to the interest rate payable on the Notes of that series on the date of their issuance. In addition, the interest rates on the Notes of each series will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the Notes of that series become rated A3 and A- (or the equivalent of either such rating, in the case of a Substitute Rating Agency) or higher by Moody’s and S&P (or, in either case, a Substitute Rating Agency thereof), respectively (or one of these ratings if the Notes are only rated by one rating agency).

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s or S&P (or, in either case, a Substitute Rating Agency thereof), shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the Notes of a series be reduced to below the interest rate payable on the Notes of that series on the date of their issuance or (2) the total increase in the interest rate on the Notes of a series exceed 2.00% above the interest rate payable on the Notes of that series on the date of their issuance.

No adjustments in the interest rate of the Notes of a series shall be made solely as a result of a rating agency ceasing to provide a rating of such series of Notes. If at any time fewer than two rating agencies provide a rating of the Notes of a series for a reason beyond its control, the Company will use its commercially reasonable efforts to obtain a rating of such series of Notes from a Substitute Rating Agency, to the extent one exists, and if a Substitute Rating Agency exists, for purposes of determining any increase or decrease in the interest rate on the Notes of a series pursuant to the tables above (a) such Substitute Rating Agency will be substituted for the last rating agency to provide a rating of such series of Notes but which has since ceased to provide such rating, (b) the relative rating scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by the Company and, for purposes of determining the applicable ratings included in the applicable table above with respect to such Substitute Rating Agency, such ratings will be deemed to be the equivalent ratings used by Moody’s or S&P, as applicable, in such table, and (c) the interest rate on the Notes of such series will increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the Notes of such series on the date of their issuance plus the appropriate percentage, if any, set forth opposite the rating from such Substitute Rating Agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other rating agency). For so long as only one rating agency provides a rating of the Notes of a series, any subsequent increase or decrease in the interest rate of such series of Notes necessitated by a reduction or increase in the rating by the Rating Agency providing the rating shall be twice the percentage set forth in the applicable table above. For so long as none of Moody’s, S&P or a Substitute Rating Agency provides a rating of the Notes of a series, the interest rate on the Notes of such series will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the Notes of such series on the date of their issuance.

Any interest rate increase or decrease described above will take effect from the first day of the Interest Period during which a rating change requires an adjustment in the interest rate. If Moody’s or S&P (or, in either case, a Substitute Rating Agency thereof) changes its rating of the Notes of a series more than once during any particular Interest Period, the last change by such Rating Agency will control for purposes of any interest rate increase or decrease with respect to the Notes of such series described above relating to such rating agency’s action.

If the interest rate payable on the Notes is increased as described above the term “interest,” as used with respect to the Notes, will be deemed to include any such additional interest unless the context otherwise requires.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Separability Clause. In case any provision of this Third Supplemental Indenture shall be invalid, illegal, unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 4.2 Trustee. The Trustee accepts the trusts created by this Third Supplemental Indenture upon the terms and conditions set forth in the Indenture. The Trustee makes no representations as to the validity or sufficiency of this Third Supplemental Indenture or of the Notes, except that the Trustee represents that it is duly authorized to execute and deliver this Third Supplemental Indenture, authenticate the Notes and perform its obligations hereunder and that the statements made by it in its Statements of Eligibility on Form T-1 supplied to the Company are true and accurate. The Trustee or any Authenticating Agent shall not be accountable for the use or application by the Company of Notes or the proceeds thereof.

Section 4.3 Counterparts. This Third Supplemental Indenture may be executed in any number of separate counterparts each of which shall be an original for all purposes; but such separate counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed by their respective officers thereunto duly authorized, on the day and year first above written.

ARCELORMITTAL

By:	/s/ Davinder Chugh
Name:	Davinder Chugh
Title:	Group Management Board Member

By:	/s/ Thierry Royer
Name:	Thierry Royer
Title:	VP Group Treasurer

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Ignazio Tamburello
Name:	Ignazio Tamburello
Title:	Vice President